
07020837

lenovo联想

Lenovo Group Limited 聯想集團有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0992)

FY2006/07 THIRD QUARTER RESULTS ANNOUNCEMENT

QUARTERLY RESULTS

The board of directors (the "Board") of Lenovo Group Limited (the "Company") is pleased to announce the unaudited results of the Company and its subsidiaries (the "Group") for the nine months ended December 31, 2006 together with comparative figures for the corresponding period of last year, as follows:

CONSOLIDATED INCOME STATEMENT

	Note	**3 months ended December 31, 2006 (unaudited) *US$'000***	**9 months ended December 31, 2006 (unaudited) *US$'000***	3 months ended December 31, 2005 (unaudited) *US$'000*	9 months ended December 31, 2005 (unaudited) *US$'000*	*3 months ended December 31, 2006 (unaudited) HK$'000 (note 1(a))*	*9 months ended December 31, 2006 (unaudited) HK$'000 (note 1(a))*
Turnover	*2*	**3,997,797**	**11,173,915**	3,982,801	10,150,387	*31,086,869*	*86,854,841*
Cost of sales		**(3,456,279)**	**(9,655,221)**	(3,457,845)	(8,728,578)	*(26,876,026)*	*(75,050,033)*
Gross profit		**541,518**	**1,518,694**	524,956	1,421,809	*4,210,843*	*11,804,808*
Other income/(expense) - net	*3*	**3,031**	**29,188**	7,874	16,365	*23,569*	*226,878*
Selling and distribution expenses		**(287,012)**	**(851,086)**	(291,949)	(756,993)	*(2,231,805)*	*(6,615,491)*
Administrative expenses		**(129,589)**	**(357,438)**	(115,433)	(303,684)	*(1,007,684)*	*(2,778,366)*
Research and development expenses		**(62,584)**	**(169,694)**	(55,358)	(139,707)	*(486,653)*	*(1,319,031)*
Other operating income/(expense) - net		**6,566**	**(23,950)**	5,224	(12,587)	*51,057*	*(186,163)*
Operating profit		**71,930**	**145,714**	75,314	225,203	*559,327*	*1,132,635*
Finance costs	*4*	**(8,267)**	**(25,845)**	(12,173)	(30,976)	*(64,284)*	*(200,893)*
Share of profits of jointly controlled entities		**-**	**-**	-	138	*-*	*-*
Share of profits of associated companies		**119**	**1,759**	722	487	*925*	*13,673*
Profit before taxation	*5*	**63,782**	**121,628**	63,863	194,852	*495,968*	*945,415*
Taxation	*6*	**(6,048)**	**(20,803)**	(14,947)	(51,391)	*(47,029)*	*(161,702)*
Profit for the period		**57,734**	**100,825**	48,916	143,461	*448,939*	*783,713*
Profit attributable to:							
Shareholders of the Company		**57,734**	**100,825**	46,827	138,001	*448,939*	*783,713*
Minority interests		**-**	**-**	2,089	5,460	*-*	*-*
		57,734	**100,825**	48,916	143,461	*448,939*	*783,713*
Dividend	*7*		**27,454**		27,235		*213,400*
Earnings per share - Basic	*8(a)*	US0.67 cents	US1.17 cents	US0.53 cents	US1.56 cents	HK5.21 cents	HK9.09 cents
- Diluted	*8(b)*	US0.64 cents	US1.14 cents	US0.52 cents	US1.55 cents	HK4.98 cents	HK8.86 cents

CONSOLIDATED BALANCE SHEET

	Note	**December 31, 2006 (unaudited) US$'000**	March 31, 2006 (audited) US$'000	*December 31, 2006 (unaudited) HK$'000 (note 1(a))*
Non-current assets				
Property, plant and equipment		**290,123**	222,364	*2,255,126*
Prepaid lease payments		**5,783**	6,412	*44,951*
Construction-in-progress		**25,663**	27,965	*199,478*
Intangible assets		**1,860,674**	1,909,805	*14,463,019*
Investments in associated companies		**5,948**	9,060	*46,234*
Deferred tax assets		**54,808**	62,345	*426,023*
Available-for-sale financial assets		**44,374**	30,250	*344,919*
Other non-current assets		**40,240**	36,816	*312,786*
		2,327,613	2,305,017	*18,092,536*
Current assets				
Inventories		**411,582**	363,135	*3,199,227*
Trade receivables	*11(a)*	**783,687**	484,773	*6,091,599*
Notes receivable		**180,117**	92,522	*1,400,049*
Deposits, prepayments and other receivables		**860,773**	790,130	*6,690,789*
Tax recoverable		**28,470**	-	*221,297*
Cash and cash equivalents		**1,430,668**	1,004,981	*11,120,582*
		3,695,297	2,735,541	*28,723,543*
Total assets		**6,022,910**	5,040,558	*46,816,079*
Share capital	*9*	**28,528**	28,504	*221,748*
Reserves		**1,010,209**	1,015,399	*7,852,355*
Shareholders' funds		**1,038,737**	1,043,903	*8,074,103*
Minority interests		**744**	744	*5,783*
Total equity		**1,039,481**	1,044,647	*8,079,886*
Non-current liabilities	*10*	**813,852**	813,586	*6,326,071*
Current liabilities				
Trade payables	*11(b)*	**2,483,210**	1,683,171	*19,301,991*
Notes payable		**106,439**	49,433	*827,350*
Accruals and other payables	*12*	**1,531,089**	1,259,980	*11,901,155*
Tax payable		**22,226**	39,604	*172,763*
Short-term bank loans		**13,906**	128,358	*108,091*
Current portion of non-current liabilities	*10*	**12,707**	21,779	*98,772*
		4,169,577	3,182,325	*32,410,122*
Total liabilities		**4,983,429**	3,995,911	*38,736,193*
Total equity and liabilities		**6,022,910**	5,040,558	*46,816,079*
Net current liabilities		**474,280**	446,784	*3,686,579*
Total assets less current liabilities		**1,853,333**	1,858,233	*14,405,957*

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	9 months ended December 31, 2006 (unaudited) ***US$'000***	9 months ended December 31, 2005 (unaudited) *US$'000*	*9 months ended December 31, 2006 (unaudited) HK$'000 (note 1(a))*
Net cash generated from operating activities	**794,400**	1,415,027	*6,174,871*
Net cash used in investing activities	**(95,406)**	(721,218)	*(741,591)*
Net cash (used in)/generated from financing activities	**(255,056)**	645,312	*(1,982,550)*
Increase in cash and cash equivalents	**443,938**	1,339,121	*3,450,730*
Effect of foreign exchange rate changes	**(18,251)**	(6,843)	*(141,865)*
Cash and cash equivalents at the beginning of the period	**1,004,981**	387,101	*7,811,717*
Cash and cash equivalents at the end of the period	**1,430,668**	1,719,379	*11,120,582*

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Share capital (unaudited) *US$'000*	Share premium (unaudited) *US$'000*	Convertible rights in respect of convertible preferred shares and warrants (unaudited) *US$'000*	Surplus arising on consolidation (unaudited) *US$'000*	Exchange reserve (unaudited) *US$'000*	Investment revaluation reserve (unaudited) *US$'000*	Share redemption reserve (unaudited) *US$'000*	Employee share trusts (unaudited) *US$'000*	Share-based compensation reserve (unaudited) *US$'000*	Retained earnings/ (accumulated losses) (unaudited) *US$'000*	Minority interests (unaudited) *US$'000*	Total (unaudited) *US$'000*
At April 1, 2006	28 504	1,043 260	10 769	-	(3 313)	(3 579)	396	(51,043)	22 791	(3 882)	744	1,044 647
Fair value gain on available-for-sale financial assets	-	-	-	-	-	14 511	-	-	-	-	-	14 511
Exchange differences	-	-	-	-	(39 992)	-	-	-	-	-	-	(39 992)
Profit for the period	-	-	-	-	-	-	-	-	-	100 825	-	100.825
Reserve realized on disposal of available-for-sale financial assets	-	-	-	-	-	236	-	-	-	-	-	236
Transfer of warrants from non-current liabilities at fair value	-	-	35 210	-	-	-	-	-	-	-	-	35 210
Exercise of share options	74	6 616	-	-	-	-	-	-	-	-	-	6 690
Vesting of shares under long-term incentive program	-	-	-	-	-	-	-	8 297	(10 431)	-	-	(2 134)
Share-based compensation	-	-	-	-	-	-	-	-	26 782	-	-	26 782
Repurchase of shares	(50)	(4 602)	-	-	-	-	50	-	-	-	-	(4 602)
Contributions to employee share trusts	-	-	-	-	-	-	-	(84 892)	-	-	-	(84 892)
Dividend paid	-	-	-	-	-	-	-	-	-	(57 800)	-	(57,800)
At December 31 2006	28 528	1 045 274	45 979	-	(43 305)	11 168	446	(127 638)	39 142	39 143	744	1 039,481

	Share capital (unaudited) US$'000	Share premium (unaudited) US$'000	Convertible rights in respect of convertible preferred shares and warrants (unaudited) US$'000	Surplus arising on consolidation (unaudited) US$'000	Exchange reserve (unaudited) US$'000	Investment revaluation reserve (unaudited) US$'000	Share redemption reserve (unaudited) US$'000	Employee share trusts (unaudited) US$'000	Share-based compensation reserve (unaudited) US$'000	Retained earnings (unaudited) US$'000	Minority interests (unaudited) US$'000	Total (unaudited) US$'000
At April 1, 2005	23,958	610,448	-	3,573	268	(453)	396	-	-	29,040	3,027	670,257
Adoption of HKFRS 3	-	-	-	(3,573)	-	-	-	-	-	3,573	-	-
As restated	23,958	610,448	-	-	268	(453)	396	-	-	32,613	3,027	670,257
Fair value loss on available-for-sale financial assets	-	-	-	-	-	(8,896)	-	-	-	-	-	(8,896)
Exchange differences	-	-	-	-	(2,899)	-	-	-	-	-	77	(2,822)
Profit for the period	-	-	-	-	-	-	-	-	-	138,001	5,460	143,461
Disposal of subsidiary	-	-	-	-	-	-	-	-	-	-	(7,793)	(7,793)
Reserve realized on disposal of available-for-sale financial assets	-	-	-	-	-	(28)	-	-	-	-	-	(28)
Issue of ordinary shares	5,586	550,233	-	-	-	-	-	-	-	-	-	555,819
Issue of convertible preferred shares and warrants	-	-	39,849	-	-	-	-	-	-	-	-	39,849
Exercise of share options	324	31,226	-	-	-	-	-	-	-	-	-	31,550
Share-based compensation	-	-	-	-	-	-	-	-	12,976	-	-	12,976
Repurchase of shares	(1,396)	(151,902)	-	-	-	-	-	-	-	-	-	(153,298)
Contribution to employee share trusts	-	-	-	-	-	-	-	(18,151)	-	-	-	(18,151)
Dividend paid	-	-	-	-	-	-	-	-	-	(58,839)	-	(58,839)
At December 31, 2005	28,472	1,040,005	39,849	-	(2,631)	(9,377)	396	(18,151)	12,976	111,775	771	1,204,085

Notes:

1 Basis of preparation

The Board is responsible for the preparation of the Group's unaudited condensed quarterly financial statements. These unaudited condensed quarterly financial statements have been prepared in accordance with Hong Kong Accounting Standard 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants and Appendix 16 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited. They have been prepared under the historical cost convention except that available-for-sale financial assets are stated at fair value. These unaudited condensed quarterly financial statements should be read in conjunction with the 2005/06 annual financial statements.

(a) Change in presentation currency

Effective from April 1, 2006, the Group has changed its presentation currency for the preparation of its financial statements from Hong Kong dollars to United States dollars ("US dollars" or "US$") as US dollars became the major currency of the Group's transactions. The Board considers the change will result in a more appropriate presentation of the Group's transactions in the financial statements. The comparative figures in these unaudited condensed quarterly financial statements are translated from Hong Kong dollars to US dollars using the rates that approximate the closing rates for balance sheet items and average rates for the period under review for income statement items.

The change in presentation currency has no significant impact on the financial position of the Group as at March 31 or December 31, 2006, or the results and cash flows of the Group for the nine months ended December 31, 2005 and 2006.

For the convenience of the reader, the income statement, balance sheet and cash flow statement of the Group, presented in US dollars, have been translated into Hong Kong dollars. The convenience translation of the figures into Hong Kong dollars were made at the average rate of exchange for the period under review (US$1=HK$7.776 and US$1=HK$7.773 for the 3-month and 9-month period to December 31, 2006). This information is only supplementary and is not required by any accounting standard and also does not represent Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards.

(b) Change in presentation format

The Group has elected to present its income statement by function of expense with effect from April 1, 2006. The Board considers that it is more appropriate for the Group to present the income statement by function of expense.

(c) Condensed consolidated cash flow statement

The condensed consolidation cash flow statement for the nine months ended December 31, 2006 is presented after making a reclassification of approximately US$30 million cash received during the three months ended September 30, 2006 in connection with the acquisition of the IBM PCD business, that was previously reported as part of net cash generated from operating activities and has now been reclassified and presented as part of net cash generated from investing activities. This change in classification is in conformity with the nature of the transaction and result in a more appropriate presentation of the Group's cash flows.

(d) Accounting policies

The principal accounting policies and methods of computation used in the preparation of these unaudited condensed quarterly financial statements are consistent with those used in the annual financial statements for the year ended March 31, 2006.

The following new standards, amendments to standards and interpretations are mandatory for the year ending March 31, 2007. The Group has adopted these new standards, amendments to standards and interpretations where considered appropriate and relevant to its operations.

- Amendment to HKAS 19, "Actuarial gains and losses, group plans and disclosures"
- Amendment to HKAS 39, "The fair value option"
- Amendment to HKAS 21, "Net investment in a foreign operation"
- Amendment to HKAS 39, "Cash flow hedge accounting of forecast intragroup transactions"
- Amendment to HKAS 39 and HKFRS 4, "Financial guarantee contracts"
- HKFRS 6, "Exploration for and evaluation of mineral resources"
- HK(IFRIC)-Int 4, "Determining whether an arrangement contains a lease"
- HK(IFRIC)-Int 5, "Rights to interests arising from decommissioning, restoration and environmental rehabilitation funds"
- HK(IFRIC)-Int 6, "Liabilities arising from participating in a specific market - waste electrical and electronic equipment"
- HK(IFRIC)-Int 7, "Applying the restatement approach under HKAS 29"

The following new standards, amendments to standards and interpretations have been issued but are not effective for 2006/07 and have not been early adopted.

- HK(IFRIC)-Int 8, "Scope of HKFRS 2", effective for annual periods beginning on or after May 1, 2006
- HK(IFRIC)-Int 9, "Reassessment of embedded derivatives", effective for annual periods beginning on or after June 1, 2006
- HK(IFRIC)-Int 10, "Interim financial reporting and impairment", effective for annual periods beginning on or after November 1, 2006
- HKFRS 7, "Financial instruments: Disclosures", effective for annual periods beginning on or after January 1, 2007
- Amendment to HKAS 1, "Capital disclosures", effective for annual periods beginning on or after January 1, 2007

The Group has not early adopted these standards, amendments to standards and interpretations in the financial statements for the year ending March 31, 2007. The Group is in the process of assessing the impact to the Group's accounting policies on the adoption of the above standards, amendments to standards and interpretations in future periods, but is not in a position to state whether these new standards, amendments to standards and interpretations would have a significant impact on its results of operations and financial position.

2 Segment information

In accordance with the Group's internal financial reporting, the Group has adopted geographical segments as the primary reporting format and business segments as the secondary reporting format.

(a) Primary reporting format - geographical segments

The segment results for the nine months ended December 31, 2006 are as follows:

	Americas (unaudited) *US$'000*	Europe, Middle East and Africa (unaudited) *US$'000*	Asia Pacific (excluding Greater China) (unaudited) *US$'000*	Greater China (unaudited) *US$'000*	Corporate or unallocated (unaudited) *US$'000*	Total (unaudited) *US$'000*
Turnover	3,122,888	2,325,158	1,359,863	4,366,006	-	11,173,915
Segment operating results	(44,536)	627	(6,498)	255,119	(88,186)	116,526
Finance income						18,959
Impairment of assets						(8,990)
Fair value change on warrants						(171)
Finance costs						(25,845)
Gain on disposal of investments and available-for-sale financial assets						19,390
Share of profits of associated companies						1,759
Profit before taxation						121,628
Taxation						(20,803)
Profit for the period						100,825

The segment results for the nine months ended December 31, 2005 are as follows:

	Americas (unaudited) US$'000	Europe, Middle East and Africa (unaudited) US$'000	Asia Pacific (excluding Greater China) (unaudited) US$'000	Greater China (unaudited) US$'000	Corporate or unallocated (unaudited) US$'000	Total (unaudited) US$'000
Turnover	3,017,800	2,111,326	1,228,081	3,793,180	-	10,150,387
Segment operating results	84,660	(1,799)	(8,918)	227,473	(92,578)	208,838
Finance income						16,454
Finance costs						(30,976)
Loss on disposal of available-for-sale financial assets						(89)
Share of profits of jointly controlled entities						138
Share of profits of associated companies						487
Profit before taxation						194,852
Taxation						(51,391)
Profit for the period						143,461

(b) **Secondary reporting format - business segments**

	Personal Computer			Mobile		
	Desktop	**Notebook**	**Total**	**Handset**	**Others**	**Total**
	(unaudited)	**(unaudited)**	**(unaudited)**	**(unaudited)**	**(unaudited)**	**(unaudited)**
	US$'000	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*
For the nine months ended December 31, 2006						
Turnover	4,730,830	5,785,447	10,516,277	485,743	171,895	11,173,915
Capital expenditure			146,223	5,311	1,879	153,413
For the nine months ended December 31, 2005						
Turnover	4,614,683	4,899,754	9,514,437	430,331	205,619	10,150,387
Capital expenditure			64,953	2,938	1,404	69,295
Total segment assets as at December 31, 2006 (unaudited)			1,265,249	29,100	81,037	1,375,386
Total segment assets as at March 31, 2006 (audited)			823,877	74,732	41,821	940,430

3 **Other income/(expense) - net**

	3 months ended December 31, 2006 (unaudited)	**9 months ended December 31, 2006 (unaudited)**	3 months ended December 31, 2005 (unaudited)	9 months ended December 31, 2005 (unaudited)
	US$'000	***US$'000***	*US$'000*	*US$'000*
Finance income	**7,623**	**18,959**	7,831	16,454
Impairment of assets	**(5,228)**	**(8,990)**	-	-
Fair value change on warrants	**184**	**(171)**	-	-
Gain/(loss) on disposal of investments and available-for-sale financial assets	**452**	**19,390**	43	(89)
	3,031	**29,188**	7,874	16,365

4 Finance costs

	3 months ended December 31, 2006 (unaudited) *US$'000*	9 months ended December 31, 2006 (unaudited) *US$'000*	3 months ended December 31, 2005 (unaudited) *US$'000*	9 months ended December 31, 2005 (unaudited) *US$'000*
Interest payable on bank loans and overdrafts	2,219	7,810	6,174	16,042
Dividend and relevant finance costs on convertible preferred shares not wholly payable within five years	5,481	16,465	5,361	13,358
Others	567	1,570	638	1,576
	8,267	25,845	12,173	30,976

5 Profit before taxation

Profit before taxation is stated after charging the following:

	3 months ended December 31, 2006 (unaudited) *US$'000*	9 months ended December 31, 2006 (unaudited) *US$'000*	3 months ended December 31, 2005 (unaudited) *US$'000*	9 months ended December 31, 2005 (unaudited) *US$'000*
Amortization of intangible assets	27,135	77,545	26,262	73,371
Depreciation expenses and amortization of prepaid lease payments	19,398	53,390	16,865	47,240
Staff costs (including amortization of share-based compensation of US$10,220,000 (2005: US$11,135,000) for three-month period and US$26,782,000 (2005: US$20,130,000) for nine-month period)	253,755	712,081	221,410	601,419
Rental expenses under operating leases	8,541	26,154	5,446	14,216
Restructuring costs	2,295	23,656	-	-

6 Taxation

The amount of taxation in the consolidated income statement represents:

	3 months ended December 31, 2006 (unaudited) *US$'000*	**9 months ended December 31, 2006 (unaudited)** *US$'000*	3 months ended December 31, 2005 (unaudited) *US$'000*	9 months ended December 31, 2005 (unaudited) *US$'000*
Current taxation				
Hong Kong profits tax	**24**	**20**	-	8
Taxation outside Hong Kong	**(4,162)**	**72**	20,502	82,720
Deferred taxation	**10,186**	**20,711**	(5,555)	(31,337)
	6,048	**20,803**	14,947	51,391

7 Dividend

	9 months ended December 31, 2006 (unaudited) *US$'000*	9 months ended December 31, 2005 (unaudited) *US$'000*
Interim dividend, for the six months ended September 30, 2006, of HK2.4 cents (2005/06: HK2.4 cents) per ordinary share, paid on December 6, 2006	**27,454**	27,235

No dividend has been declared to the ordinary shareholders for the three months ended December 31, 2006 (2005/06: Nil).

8 Earnings per share

(a) Basic

Basic earnings per share is calculated by dividing the profit attributable to shareholders of the Company by the weighted average number of ordinary shares in issue during the period.

	9 months ended December 31, 2006 (unaudited)	9 months ended December 31, 2005 (unaudited)
Profit attributable to shareholders of the Company *(US$'000)*	**100,825**	138,001
Weighted average number of ordinary shares in issue for the purpose of basic earnings per share	**8,645,088,209**	8,829,306,067

(b) Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding due to the effect of all dilutive potential ordinary shares. The Company has four categories of dilutive potential ordinary shares: convertible preferred shares, share options, long-term incentive awards and warrants.

The convertible preferred shares are antidilutive as the amount of the dividend and related finance costs for the period per ordinary share attainable on conversion exceeds basic earnings per share and they are excluded from the weighted average number of ordinary shares in issue for calculation of diluted earnings per share.

For the share options and warrants, a calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average periodic market share price of the Company's shares) based on the monetary value of the subscription rights attached to outstanding share options and warrants. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise in full of the share options and warrants.

For the long-term incentive awards, a calculation is done to determine whether the long-term incentive awards are dilutive, and the number of shares that are deemed to be issued.

	9 months ended December 31, 2006 (unaudited)	9 months ended December 31, 2005 (unaudited)
Profit attributable to shareholders of the Company *(US$'000)*	**100,825**	138,001
Weighted average number of ordinary shares in issue	**8,645,088,209**	8,829,306,067
Adjustments for share options, warrants and long-term incentive awards	**235,908,036**	71,467,036
Weighted average number of ordinary shares in issue for calculation of diluted earnings per share	**8,880,996,245**	8,900,773,103

9 Share capital

	December 31, 2006 (unaudited)		March 31, 2006 (audited)	
	Number of shares	*HK$'000*	*Number of shares*	*HK$'000*
Authorized:				
Ordinary shares	20,000,000,000	500,000	20,000,000,000	500,000
Series A cumulative convertible preferred shares	3,000,000	27,525	3,000,000	27,525
	20,003,000,000	527,525	20,003,000,000	527,525
	Number of shares	*US$'000*	*Number of shares*	*US$'000*
Issued and fully paid:				
Voting ordinary shares:				
At the beginning of the period/year	8,517,920,623	27,301	7,474,796,108	23,958
Issued during the period/year	-	-	821,234,569	2,632
Conversion from non-voting shares	-	-	110,635,946	355
Exercise of share options	21,396,399	74	111,254,000	356
Repurchase of shares	(15,390,000)	(50)	-	-
At the end of the period/year	8,523,927,022	27,325	8,517,920,623	27,301
Non-voting ordinary shares:				
At the beginning of the period/year	375,282,756	1,203	-	-
Issued during the period/year	-	-	921,636,459	2,954
Conversion into voting shares	-	-	(110,635,946)	(355)
Repurchase of shares	-	-	(435,717,757)	(1,396)
At the end of the period/year	375,282,756	1,203	375,282,756	1,203
Total issued and fully paid ordinary shares	8,899,209,778	28,528	8,893,203,379	28,504
Total issued and fully paid series A cumulative convertible preferred shares	2,730,000	3,211	2,730,000	3,211

10 Non-current liabilities

	December 31, 2006 (unaudited) *US$'000*	March 31, 2006 (audited) *US$'000*
Amount payable for marketing right payable within five years	**34,464**	50,781
Interest-bearing bank loans repayable within five years	**100,000**	100,000
Share-based compensation	**14,054**	14,006
Convertible preferred shares not wholly payable within five years and warrants	**317,593**	346,852
Warranty provision	**169,068**	148,779
Retirement benefit obligations not wholly payable within five years	**125,515**	145,987
Other non-current liabilities payable within five years	**65,865**	28,960
	826,559	835,365
Current portion payable within one year	**(12,707)**	(21,779)
	813,852	813,586

On May 17, 2005, the Company issued 2,730,000 convertible preferred shares at the stated value of HK$1,000 per share and unlisted warrants to subscribe for 237,417,474 shares in the Company for an aggregate cash consideration of approximately US$350 million. The convertible preferred shares bear a fixed cumulative preferential cash dividend, payable quarterly, at the rate of 4.5 percent per annum on the stated value of each convertible preferred share. The convertible preferred shares are redeemable, in whole or in part, at a price equal to the issue price together with accrued and unpaid dividends at the option of the Group or the convertible preferred shareholders at any time after the maturity date. The warrant holders are entitled to subscribe for 237,417,474 shares in the Company at HK$2.725 per share. The warrant will expire on May 17, 2010.

On November 28, 2006, amendment was made to the investment agreement whereby the right granted to the warrant holders, upon the exercise of warrants, to settle the payment of the exercise price by way of surrendering part of the warrants was cancelled and terminated. Accordingly, the warrants previously treated as a financial liability have been transferred to equity at a fair value of US$35,210,000.

11 Ageing analysis

(a) Ageing analysis of trade receivables at December 31, 2006 is as follows:

	December 31, 2006 (unaudited) *US$'000*	March 31, 2006 (audited) *US$'000*
0-30 days	**633,375**	349,321
31-60 days	**80,963**	81,961
61-90 days	**27,626**	23,668
Over 90 days	**41,723**	29,823
	783,687	484,773

Customers are generally granted credit terms of 30 days. Credit terms for customers of the systems integration business normally ranging from 30 days to 180 days.

(b) Ageing analysis of trade payables at December 31, 2006 is as follows:

	December 31, 2006 (unaudited) *US$'000*	March 31, 2006 (audited) *US$'000*
0-30 days	**1,783,460**	1,427,372
31-60 days	**489,472**	217,339
61-90 days	**174,261**	19,796
Over 90 days	**36,017**	18,664
	2,483,210	1,683,171

12 Accruals and other payables

Included in accruals and other payables are provisions for other liabilities and charges as follows:

		December 31, 2006 (unaudited) *US$'000*	March 31, 2006 (audited) *US$'000*
(a)	Warranty		
	At the beginning of the period/year	**326,124**	24,230
	Provisions made during the period/year	**295,256**	409,713
	Amounts utilized	**(192,733)**	(107,819)
		428,647	326,124
	Long-term portion classified as non-current liabilities	**(169,068)**	(148,779)
	At the end of the period/year	**259,579**	177,345
(b)	Restructuring		
	At the beginning of the period/year	**69,584**	-
	Provision made during the period/year	**518**	69,584
	Amounts utilized	**(41,708)**	-
	Unused amounts reversed	**(3,288)**	-
	At the end of the period/year	**25,106**	69,584
(c)	Battery recall		
	Provision made during the period/year	**18,550**	-
	At the end of the period/year	**18,550**	-

During the period, the Group announced a voluntary recall of battery packs that shipped in some of the products. Under the arrangement with the supplier, the costs associated with the recall will be reimbursed by the supplier.

13 Business combinations

On April 30, 2005, the Group completed the acquisition of IBM PC Business under an asset purchase agreement dated December 7, 2004.

The estimated total consideration for acquiring the IBM PC Business is approximately US$1,333 million, including cash, the Company's shares and related transaction costs.

Set forth below is a preliminary calculation of goodwill:

	(Unaudited)
	US$'000
- Cash	693,728
- Direct costs related to the acquisition	70,097
- Fair value of shares issued	555,819
- Net working capital "true-up"	13,630
Total purchase consideration	1,333,274
Less: Fair value of net assets acquired	35,571
Goodwill	1,297,703

The major components of assets and liabilities arising from the acquisition are as follows:

	(Unaudited) Fair value	(Unaudited) Carrying value
	US$'000	*US$'000*
Cash and cash equivalents	3,122	3,122
Property, plant and equipment	77,345	75,264
Intangible assets	621,690	-
Net working capital excluded cash	(555,637)	(558,305)
Non-current liabilities	(110,949)	(110,949)
Net assets acquired/(liabilities assumed)	35,571	(590,868)

The goodwill is attributable to the significant synergies expected to arise after the integration of the Group's existing business and the IBM PC Business acquired.

Intangible assets acquired that have indefinite useful life are not subject to amortization. Certain acquired intangible assets are to be amortized over their useful lives ranging from three to five years.

The acquired tangible assets primarily comprised trade receivables, inventories and plant and equipment. The liabilities assumed primarily comprised trade payables and other current liabilities.

The asset purchase agreement contains provisions that may require miscellaneous "true up" adjustments which are expected to result in cash payments between the Company and IBM. Such adjustments have not been finalized, but estimates have been recorded as part of the purchase price allocation, as indicated above. This process is expected to be finalized in the financial year 2006/07.

FINANCIAL REVIEW

Results

For the nine months ended December 31, 2006, the Group achieved a turnover of approximately US$11,174 million. Profit attributable to shareholders was approximately US$101 million during the period, representing a decrease of US$37 million against US$138 million recorded in the same period last year. Basic earnings per share and diluted earnings per share were US1.17 cents and US1.14 cents, representing a decrease of US0.39 cents and US0.41 cents respectively as compared with the same period last year.

Segment Results

The Group has adopted geographical segments as the primary reporting format. Geographical turnover included Americas, EMEA (Europe, Middle East and Africa), Asia Pacific (excluding Greater China), and Greater China.

Capital Expenditure

The Group incurred capital expenditures of US$153 million during the nine months ended December 31, 2006, mainly for the acquisition of fixed assets, completion of construction-in-progress and investments in the Group's information technology systems.

Liquidity and Financial Resources

At December 31, 2006, total assets of the Group amounted to US$6,023 million, which was financed by shareholders' funds of US$1,039 million, minority interests of US$1 million, and non-current and current liabilities of US$4,983 million. The current ratio of the Group was 0.89.

The Group had a solid financial position and maintained a strong and steady cash inflow from its operating activities. At December 31, 2006, cash and cash equivalents totaled US$1,431 million, of which 49.8 percent was denominated in US dollars, 34.1 percent in Renminbi, 3.5 percent in Euros and 12.6 percent in other currencies.

At December 31, 2006, the Group had a US$400 million 5-Year Revolving and Term Loan Facility with syndicated banks, bearing interest at the London Interbank Offered Rate plus 0.52 percent per annum; and a US$100 million 5-Year Fixed Rate Loan Facility with a policy bank in China. These facilities were utilized to the extent of US$100 million at December 31, 2006.

The Group has also arranged other short-term credit facilities for contingency purposes. At December 31, 2006, the Group's total available credit facilities amounted to US$1,765 million, of which US$290 million was in trade lines, US$294 million in short-term and revolving money market facilities and US$1,181 million in forward foreign exchange contracts. At December 31, 2006, the amount drawn down was US$79 million in trade lines, and US$865 million being used for the currency forward contracts.

At December 31, 2006, the Group's outstanding bank loan represented the term loan of US$100 million and short-term bank loans of US$14 million. When compared with total equity of US$1,039 million, the Group's gearing ratio was 0.11. The net cash position of the Group at December 31, 2006 is US$1,317 million.

The Group adopts a consistent hedging policy for business transactions to reduce the risk of currency fluctuation arising from daily operations. At December 31, 2006, the Group had commitments in respect of outstanding foreign exchange forward contracts amounting to US$865 million.

The Group's foreign exchange forward contracts are either used to hedge a percentage of future intercompany transactions which are highly probable, or used as fair value hedges for the identified assets and liabilities. Any gain or loss on these contracts is offset by movements in the value of the underlying transactions or change in fair value of the identified assets or liabilities.

The Group issued 2,730,000 convertible preferred shares at the stated value of HK$1,000 per share and unlisted warrants to subscribe for 237,417,474 shares for an aggregated cash consideration of approximately US$350 million. The convertible preferred shares bear a fixed cumulative preferential cash dividend, payable quarterly, at the rate of 4.5 percent per annum on the issue price of each convertible preferred share. The convertible preferred shares are redeemable, in whole or in part, at a price equal to the issue price together with accrued and unpaid dividends at the option of the Group or the convertible preferred shareholders at any time after the maturity date at May 17, 2012. The fair value of the liability component and equity component of the convertible preferred shares at December 31, 2006 amounted to approximately US$318 million and US$11 million respectively. The warrants will expire on May 17, 2010.

Contingent Liabilities

The Group had no material contingent liabilities at December 31, 2006.

Human Resources

At December 31, 2006, the Group had a total of approximately 24,500 employees, 19,100 of whom were employed in Chinese mainland, 2,000 in the U.S. and 3,400 in other countries.

The Group implements remuneration policy, bonus and long-term incentive schemes with reference to the performance of the Group and individual employees. The Group also provides benefits such as insurance, medical and retirement funds to employees to sustain competitiveness of the Group.

BUSINESS REVIEW

Lenovo reported financial results for the three months ended December 31, 2006. Lenovo's consolidated turnover increased slightly year-on-year to approximately US$3,998 million. The Company continues to maintain solid strength in China. The gross profit margin for the quarter improved to 13.5 percent, mostly thanks to cost improvements. Profit before taxation, excluding the cost of strategic restructuring actions, amounted to US$66 million. Profit attributable to shareholders amounted to US$58 million, representing a year-on-year improvement of 23.3 percent.

Personal Computer Business

During the three months ended December 31, 2006, Lenovo's worldwide PC shipments increased approximately 8 percent year-on-year, better than the industry average growth of 7 percent. Based on preliminary industry data, Lenovo's share of the worldwide market increased 0.1 percentage points to 7.4 percent.

Lenovo continued to see strong growth in China. During the quarter, Lenovo's PC shipments increased approximately 19 percent year-on-year. Based on preliminary industry data, Lenovo's share of China market increased 0.4 percentage points year-on-year to approximately 36.2 percent. The strong performance amidst keen competition was attributable to the Company's effort in improving product and price competitiveness while maintaining healthy profitability.

Outside China, Lenovo's performance continued to be impacted by its lower penetration in higher growth market segments, such as small- and medium-sized business (SMB) and consumer segments. Lenovo saw lower shipments in the Americas due to weaker enterprise market demand. The expanded rollout of transaction model in EMEA (Europe, Middle East and Africa) continues to help drive growth in shipments and margins. The Company expanded the coverage of transaction model in Asia Pacific (excluding Greater China) by launching consumer PCs in selected countries near

the quarter end. India reported profitable growth for the quarter.

Notebook computer accounted for approximately 52 percent of Lenovo's revenue. Overall notebook gross margin improved sequentially. Lenovo continued to improve desktop competitiveness and enjoyed good growth in desktop computer shipments in emerging markets.

Mobile Handset Business

For the quarter, Lenovo maintained its number four ranking and share in the China market. Mobile handset reported a lower year-on-year unit shipments but maintained solid profitability with its continuous effort in improving operational efficiency during the quarter.

During the quarter, Lenovo enhanced its efforts to drive global operational efficiency with more investment in product and business development. Looking ahead, the Company will continue to focus on rolling out transaction model to cover additional territories, improving the efficiency of its supply chain, strengthening desktop competitiveness, and building a strong brand.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the nine months ended December 31, 2006, the Company repurchased its own shares on The Stock Exchange of Hong Kong Limited as follows:

Month/Year	Number of Shares repurchased	Highest price per share *HK$*	Lowest price per share *HK$*	Aggregate consideration (excluding expenses) *HK$*
June 2006	15,390,000	2.450	2.200	35,698,500

The shares repurchased during the period were subsequently cancelled in June 2006 and accordingly, the issued share capital of the Company was diminished by the nominal value thereof. The premium payable on repurchase was charged against the share premium account of the Company.

During the period, the trustee of the Long Term Incentive Program of the Company purchased 236,210,000 shares from the market for award to employees upon vesting. Details of the program are set out in the 2005/06 Annual Report of the Company.

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the period.

REVIEW BY AUDIT COMMITTEE

The Audit Committee of the Company has been established since 1999 with responsibility of assisting the Board in providing an independent review of the financial statements and internal control system. It acts in accordance with the Terms of Reference which clearly deal with its membership, authority, duties and frequency of meetings. The Audit Committee is chaired by an independent non-executive director, Mr. Wong Wai Ming, and currently comprises five members including Mr. Wong, the other three independent non-executive directors, Professor Woo Chia-Wei, Mr. Ting Lee Sen and Mr. John W. Barter III, and the non executive director, Mr. Shan Weijian.

The Audit Committee of the Company has reviewed the unaudited financials for the nine months ended December 31, 2006. It meets regularly with the management, the external auditors and the internal audit personnel to discuss the accounting principles and practices adopted by the Group and internal control and financial reporting matters.

By order of the Board
Yang Yuanqing
Chairman

Raleigh, February 1, 2007

As of the date of this announcement, the Executive Directors are Mr. Yang Yuanqing, Mr. William J. Amelio and Ms. Ma Xuezheng, the Non-executive Directors are Mr. Liu Chuanzhi, Mr. Zhu Linan, Mr. James G. Coulter, Mr. William O. Grabe, Mr. Shan Weijian, Mr. Justin T. Chang (alternate Director to Mr. James G. Coulter), Mr. Vince Feng (alternate Director to Mr. William O. Grabe) and Mr Daniel A. Carroll (alternate Director to Mr. Shan Weijian); and the Independent Non-executive Directors are Mr. Wong Wai Ming, Professor Woo Chia-Wei, Mr. Ting Lee Sen and Mr. John W. Barter III.

"Please also refer to the published version of this announcement in the South China Morning Post"



lenovo联想

聯想集團有限公司
Lenovo Group Limited
香港鰂魚涌英皇道979號太古坊林肯大廈23樓
23/F, Lincoln House, Taikoo Place,
979 King's Road, Quarry Bay, Hong Kong.
Tel: (852) 2590 0228 Fax: (852) 2516 5384
www.lenovo.com

By Fax No. 2248 6910 & By Post

Our Ref.: L-HKLGL-07-01

January 19, 2007

The Stock Exchange of Hong Kong Limited
Listing Division
11/F., One International Finance Centre
1 Harbour View Street, Central
Hong Kong

Attn: Ms. Janet Chiu/ Ms. Anita Chu/ Mr. Jerry Tam

Dear Sirs,

Company	**:**	**Lenovo Group Limited (the "Company")**
Subject	**:**	**Third quarter results for the nine months ended December 31, 2006**

Please be informed that (1) a board of directors' meeting of the Company will be held at Raleigh, U.S.A. on Wednesday, January 31, 2007 at 1:30 p.m. (EST) (or Thursday, February 1, 2007 at 2:30 a.m. (HKT)) to approve the third quarter results of the Company for the nine months ended December 31, 2006; and (2) the English and Chinese versions of the results will be published in South China Morning Post, Hong Kong Economic Times and Wen Wei Po on February 2, 2007.

This letter is sent to you pursuant to Rule 13.09 of the Listing Rules.

Should you have any queries, please feel free to contact our Ms. Josephine Yeung at 2516-4842 or Ms. Catherine Tse at 2516-4874.

Yours faithfully,
For and on behalf of
Lenovo Group Limited

Eric Mok
Company Secretary



公司註冊處
Companies Registry

股份分配申報表
Return of Allotments

(公司條例第45(1)條)
(Companies Ordinance s. 45(1))

表格 Form **SC1**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number: 450816

1 公司名稱 Company Name

Lenovo Group Limited
聯想集團有限公司

(註 Note 7) **2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted**

	日 DD	月 MM	年 YYYY
由 From	08	01	2007
至 To	16	01	2007

3 本次股份分配的總款額 Totals of this Allotment

	貨幣單位 Currency	款額 Amount
(註 Note 8) 已繳及應繳的總面額 Total Nominal Amount Paid and Payable	HK$	60,650.00
已繳及應繳的溢價總額 [第5A(a) + 5B(a)項] Total Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)]	HK$	6,078,012.00

4 公司自成立爲法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)
Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HK$	247,588,644.345

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Lenovo Group Limited

地址 Address: 23/F Lincoln House, Taikoo Place,
979 King's Road, Quarry Bay,
Hong Kong

電話 Tel: 2516 4816 傳真 Fax: 2219 9766

電郵地址 E-mail Address:

檔號 Reference:

指明編號 2/2004 (修訂) (2004年2月)
Specification No. 2/2004 (Revision) (Feb. 2004)

```
Your Receipt
Companies Registry
H.K.

23/01/2007 10:06:59
Submission No.:          224042301/1
CR NO.:                      0450816
Sh. Form.:                       SC1
---------
Revenue Code            Amount(HKD)
------------       ----------------
08                        $6,079.00
---------
Receipt No.  Method     Amount(HKD)
------------ ------ ---------------
242240070706 Chq          $6,079.00
-----------------------------------
Total Paid                $6,079.00
                       ============
```

表格 Form **SC1**

公司編號 Company Number

450816

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面値 Nominal Value of ***Each Share***	*每股*已繳及應繳的款額(包括溢價) Amount Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	已繳及應繳的溢價*總*款額 ***Total*** Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Ordinary	488,000	0.025	2.245	---	2.22	1,083,360
Ordinary	352,000	0.025	2.435	---	2.41	848,320
Ordinary	1,134,000	0.025	2.545	---	2.52	2,857,680
Ordinary	452,000	0.025	2.876	---	2.851	1,288,652

(註 Note 9) **B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash**

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面値 Nominal Value of ***Each Share***	*每股*被視作已繳及應繳的款額(包括溢價) Amount Treated as Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	被視作已繳及應繳的溢價*總*款額 ***Total*** Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		

(註 Note 10) 分配上述(B)項股份的代價

Consideration for which the Shares in (B) have been Allotted

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form **SC1**

公司編號 Company Number

450816

6 獲分配股份者的詳情 Details of Allottee(s)

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class	
		類別 Class	類別 Class
BOCI Securities Limited	Suites 1601-07, 16/F, Cityplaza One, 1111 King's Road, Taikoo Shing, Hong Kong	Ordinary	2,426,000
各類別股份分配的總數 Total Shares Allotted by Class		Ordinary	2,426,000

簽署 Signed :

姓名 Name : MOK Chung Fu, Eric

~~董事 Director~~／秘書 Secretary *

日期 Date : 16/01/2007

日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

END